UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                          .

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Global Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, the presence of a new majority shareholder, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months ended June 30, 2018 of the Company.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2018

	March 31,	June 30,
	2018	2018
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	4,250,610	4,423,165	668,444
Accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB58,227; June 30, 2018: RMB64,340 (US$9,723))	107,818	104,583	15,805
Inventories	27,718	37,494	5,665
Prepaid expenses and other receivables	22,276	22,828	3,449
Total current assets	4,408,422	4,588,070	693,363
Property, plant and equipment, net	552,960	548,803	82,938
Non-current deposits	233,115	243,789	36,842
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB69,713; June 30, 2018: RMB71,764 (US$10,845))	101,809	97,658	14,759
Inventories	71,758	72,945	11,024
Intangible assets, net	102,065	100,910	15,250
Investment in equity securities	153,882	152,571	23,057
Other investment	189,129	189,129	28,582
Deferred tax assets	31,295	34,194	5,168
Total assets	5,844,435	6,028,069	910,983

LIABILITIES
Current liabilities
Accounts payable	11,372	15,729	2,377
Accrued expenses and other payables	73,023	79,780	12,056
Dividend payable	—	63,610	9,613
Deferred revenue	366,373	368,291	55,657
Income tax payable	17,407	17,177	2,596
Total current liabilities	468,175	544,587	82,299
Non-current deferred revenue	1,874,014	1,934,510	292,350
Other non-current liabilities	362,876	375,540	56,753
Deferred tax liabilities	20,628	20,390	3,081
Total liabilities	2,725,693	2,875,027	434,483

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 120,961,641 shares issued and 120,824,742 shares outstanding as of March 31 and June 30, 2018	83	83	13
Additional paid-in capital	2,053,866	2,053,866	310,387
Treasury stock, at cost (March 31 and June 30, 2018: 136,899 shares, respectively)	(2,815)	(2,815)	(425)
Accumulated other comprehensive loss	(54,654)	(94,090)	(14,219)
Retained earnings	1,116,873	1,189,641	179,783
Total equity attributable to Global Cord Blood Corporation	3,113,353	3,146,685	475,539
Non-controlling interests	5,389	6,357	961
Total equity	3,118,742	3,153,042	476,500
Total liabilities and equity	5,844,435	6,028,069	910,983

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended June 30, 2017 and 2018

	Three months ended June 30,
	2017	2018
	RMB	RMB	US$
	(in thousands except per share data)

Revenues	224,222	233,821	35,336
Direct costs	(44,782)	(43,158)	(6,522)
Gross profit	179,440	190,663	28,814
Operating expenses
Research and development	(2,679)	(2,791)	(422)
Sales and marketing	(43,450)	(51,415)	(7,770)
General and administrative	(50,350)	(41,015)	(6,198)
Total operating expenses	(96,479)	(95,221)	(14,390)
Operating income	82,961	95,442	14,424
Other income/(expenses), net
Interest income	4,827	5,698	861
Interest expense	(3,257)	—	—
Foreign currency exchange gains/(losses)	1	(26)	(4)
Unrealized holding loss for equity securities	—	(9,321)	(1,409)
Others	1,149	(759)	(115)
Total other income/(expenses), net	2,720	(4,408)	(667)
Income before income tax	85,681	91,034	13,757
Income tax expense	(15,721)	(16,524)	(2,497)
Net income	69,960	74,510	11,260
Net income attributable to non-controlling interests	(825)	(968)	(146)
Net income attributable to Global Cord Blood Corporation’s shareholders	69,135	73,542	11,114

Earnings per share:
Attributable to ordinary shares
- Basic	0.62	0.61	0.09
- Diluted	0.62	0.61	0.09

Other comprehensive (losses)/income, net of nil income taxes
- Foreign currency translation adjustments	(11,731)	22,880	3,458
- Unrealized holding losses in available-for-sale equity securities	(11,925)	—	—
Total other comprehensive (losses)/income	(23,656)	22,880	3,458
Comprehensive income	46,304	97,390	14,718

Comprehensive income attributable to non-controlling interests	(825)	(968)	(146)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	45,479	96,422	14,572

Other Events

On August 23, 2018, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months ended June 30, 2018. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated August 23, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: August 23, 2018